Filed by Prime Medical Services, Inc.

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.

Commission File No.: 000-22392

The following is the transcript of a conference call made by Prime Medical Services, Inc. on June 14, 2004:

Bank of America Securities Prime Medical/Healthtronics Conference Call hosted by Timothy Soliman on June 14, 2004 at 9:30 a.m. CDT. Confirmation #9236743.

Operator:	Good morning ladies and gentlemen and welcome to the Prime Medical/Healthtronics merger conference call. At this time all our participants are in a listen-only mode and later we will conduct a question and answer session. I would like to turn the call over to your host, Dr. Argil Wheelock. Dr. Wheelock, you may begin.

Dr. Wheelock:	Thank you. Good morning ladies and gentlemen and thank you for joining us. I am in New York today joined by Brad Hummel and John Barnidge of Prime Medical Services to discuss the merger of Healthtronics and Prime Medical Services. We will also discuss the prospects we believe we share with our shareholders, fellow employees and partners.

Healthtronics and Prime share many of the same attributes. Principal among them is a commitment to support the physician in his effort to broaden his practice and officially participate in activities that are clinically valuable to the patient. We play an important role as a fiduciary manager and a logistic provider and a strategic planner of the thousands of physicians who partner with us and others who use our services. While many factors contribute to this being the right time for our organizations to come together, I am

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particularly excited by endeavors underway to expand our market and grow the company. Our core lithotripsy businesses represent a remarkable geographic footprint with virtually no comparative cross-over. Both companies have recently rebalanced their partnership equities and have viable and interested urologists looking to us for innovation and entrepreneurial leadership. Equally, our orthopaedic lithotripsy business is gaining acceptance with physicians and payers and may well have clinical applications beyond those generally used today. I intend to continue my efforts in supporting our physician partners and will share strategic planning duties with Brad going forward. We anticipate a smooth transition and integration and all of us at Healthtronics look forward to working with our new colleagues at Prime.

I am now going to turn it over to John Barnidge, who will read our standard disclosure statement and then he and Brad will come forth with more details and explanation of the transaction. I will join with them in answering questions at the end of their presentation. John?

John Barnidge:	Thank you Argil. Good morning everyone. This presentation we are about to give you contains forward-looking statements including those regarding Prime Medical Services Inc. and Healthtronics

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Surgical Services Inc., their respective subsidiaries and the services they provide. Investors are cautioned that all such statements involve risks and uncertainties. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Prime Medical and Healthtronics undertake no obligation to publicly revise these forward-looking statements. Brad?

Brad Hummel:	Thank you, John. Thank you, Argil. Good morning everybody. Thank you for joining us. As you can image we are quite pleased to announce the merger of Prime Medical and Healthtronics. This combination comes at a time of tremendous potential for both organizations and enhances our ability to flex recently toned operational and financial muscle. Healthtronics, which will be the name of the new company, will operate as three business segments – urology services and device sales, orthopaedic lithotripsy, specialty vehicle manufacturing. We will draw on management from both companies to lead these businesses and proceed with the confidence that comes from knowing our collective employees are committed to providing extraordinary service and products of the highest quality and endurable value. We will need their support and their cooperation in ensuring this combination is successful. Just as we see benefits for our respective shareholders

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resulting from the transaction, we see benefits for our employees as well, for our physician partners, for our strategic partners, all of our stakeholders.

Our business has shared striking similarity particularly within our urology group, which should facilitate integration and certainly yield efficiency. Our nuance adds diversity and our non-selective view is generally underappreciated and undervalued. Much of what excites me about the merger is the potential emerging from investments made to develop our platform and broaden our business and the opportunity to reveal hidden value to the investment community. The obviousness of the merger comes from combining our lithotripsy operation. On a combined basis we will deploy more than 180 lithotripters, serve nearly 3,000 urologists and provide services to more than 650 care facilities in the United States.

During 2004 we anticipate conducting nearly 70,000 procedures; approximately one-third of the kidney stone lithotripsy treatments conducted annually in the United States. Additionally, both companies have developed partnership initiatives to provide therapies for benign and cancerous prostate disease. Using thermal and laser technology, we project just under 5,000

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treatments during 2004. This market is one of exceptional growth prospects. Demographic, disadvantages and complications to alternative therapies and interventional surgery suggest we should be able to capitalize on a relationship and our logistics expertise to efficiently expand this market.

The combination does something else for us and for the market as a whole. By virtue of our acquisition of Medstone International in Q1 and Healthtronics’ acquisition of HMT earlier this year, we have a portfolio of products we can bring to the market, which includes lithotripters and urology tables. Under this larger tent we will work with our physicians to evaluate technology and advance devices that provide the best clinical outcome. It also improves our decision-making latitude with respect to manufacturing operations, which should permit us to access technology at the lowest possible cost and operate and provide additional deal synergy.

As Argil stated in the release, the combined company is well suited to pursue new endeavor. Whether adapting new technology, facilitating clinical trials, developing new delivery systems such as anatomical pathology, we are fortunate that we have an established and tested network and a position-driven focus.

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A brief word about orthopaedic lithotripsy and specialty vehicle manufacturing. We are fortunate as well to bring to our investors two additional businesses with solid fundamentals and enormous potential for growth. Healthtronics has carved out an impressive lead in the development of a network to delivery therapy for muscular skeletal injury. By virtue of this pioneering effort, acceptance of the orthotripsy product is well underway. We project treating some 10,000 patients this year, double the number from just two years ago and a 20% increase from last year. We intend to continue our development efforts in this phase particularly focusing on procedure growth initiatives at the partnership level and working to improve the reimbursement climate we operate under.

Prime’s specialty vehicle unit will operate as it has historically. We are proceeding with our planned consolidation effort and believe our previously stated implementation goals are on schedule. The segment outlook remains quite good and we continue to see significant opportunity in the demand for homeland security vehicles and have recently experienced stronger than expected demand in the broadcast unit.

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Before taking questions, I would like to spend a few moments reviewing the combined company’s pro forma financial metrics. Using Street estimates and a 2004 base we are projecting pro forma revenue of approximately $300 million, $170 million derived from our urology group, approximately $20 million from orthopaedic lithotripsy and approximately $110 million through specialty vehicle manufacturing. Segment contribution by adjusted EBITDA, that is after minority interest, projects at $50.5 million prior to corporate overhead and expected synergy, $32.2 million from our urology group, $3.5 from our orthopaedics group and $15 million from specialty vehicle. Synergy we believe is approximately $10 million relative to the merger. Additionally, we have projected approximately $4 million of synergy emerging from our Q1 acquisition of Medstone. Corporate overheads prior to effecting synergy are $3 million at Prime and $3.2 million at Healthtronics. Our combined capital expense is projected to be $8.3 million. Accordingly, free cash flow prior to synergy and potential refinancing benefits are projected to be just under $24 million. The transaction also strengthens the company’s balance sheet. On a pro forma basis funded debt to EBITDA falls to 2.2 times. Net debt leverage decreases to 1.3 times, net working capital grows to $56.5 million.

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The company has financing commitments in place, which will permit us to complete the merger and further our previously stated objectives of reducing the cost of deployed capital. We are, as you can imagine, are obviously enthused by the opportunities we believe this presents the financial investor and our opportunity to bring better and more aggressive services to our client infrastructure. We are looking forward to answering your questions and we will be standing by to do so now. Operator?

Operator:	Thank you. We will now begin the question and answer session. If you have a question you will need to press star/one on your touchtone phone. You will hear an acknowledgment that you have been placed in queue. If your question has been answered and you wish to be removed from the queue, please press the pound (#) sign. Your questions will be queued in the order that they are received. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again, if there are any questions, please press star/one on your touchtone phone.

We have Darren Lehrich with a question. Please go ahead.

Darren Lehrich:	Thanks. Good morning everyone. Congratulations. Just a couple of things here on my end. First, could you maybe just talk a little bit about geographical overlap in your businesses and give us a sense of what your counsel is saying about FTC related issues in that regard? Then I have a couple more here.

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Brad Hummel:	I will take that question. Our overlap from a service standpoint is very limited. In fact, in virtually only one or two markets do we have services that cross. Just as importantly, we do not feel there is an issue with HSR in this regard principally because there is a substantial competitive landscape as you know with a market in excess of 600 or so lithotripters. So we feel very comfortable about the HSR positioning.

Darren Lehrich:	Okay, thanks. Then, Brad, maybe just give us your sense about HIFU and maybe talk about that as an element of relative attractiveness that you saw in Healthtronics as they try to approach the market with that and get through the FDA process. Could you talk a little bit about that and what your thoughts are on that technology, Brad?

Brad Hummel:	Sure. One of the things that we have always admired about Healthtronics is the fact that they were very innovative. They led the providers, if you will, in a number of instances to bring new technology and innovation to the marketplace. We obviously like the opportunity that HIFU presents and are just as excited about it

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as Dr. Wheelock is and look forward to the prospect of having that technology introduced in the United States. Obviously, this is one of the things that Dr. Wheelock is going to have to lead for us and we have some time in front of us – three to five years before we have product ready for the marketplace. But nonetheless, a very exciting clinical prospect.

Darren Lehrich:	Okay. Maybe just one more before I jump off here. Brad, can you just give us your (inaudible) now on the sale of the specialty manufacturing unit and if the transaction here in any way accelerates your desire to maybe exit that business line?

Brad Hummel:	We have said all along that we very much like our business. The specialty vehicle manufacturing unit was put together with a high degree of focus on a return on invested capital. In fact, EVA is somewhere north of 40% in that business. We also have stated that we intend to preserve our optionality with our business units as we go forward. As you may have gathered from our discussions, we intended to operate that as we have under the Prime umbrella as a separate business unit. It is discreetly managed and discreetly reported and is bound by common culture at the company. We think that keeps us in a flexible position and lets us just go proceed with running the business and ultimately transacting at the appropriate time with respect to the shareholders in getting some value out of it.

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Dr. Wheelock:	I would like to just make comment. One of the things that I have admired about Prime is that when they went into the manufacturing business, they really went into it for medical reasons and that half became part of their platform. Management showed great ability in adapting to the marketplace and expanding that business into these other areas like communications. I think that showed great flexibility on their part and I am proud that they will be helping us to expand our market in urology and orthopaedics and give us some insight on their wisdom and how to be flexible when you run into issues that need to be addressed.

Darren Lehrich:	Thanks a lot, guys.

Brad Hummel:	Thanks, Darren.

Operator:	We have Elie Radinsky. Please go ahead.

Elie Radinsky:	Morning everybody. Congratulations on that. That is a tremendous acquisition for you. Can you just give us some of the actual numbers? What’s the total debt on a pro forma basis? What your cash is going to be on a pro forma basis?

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Brad Hummel:	Sure. John, do you want to go ahead and take that?

John Barnidge:	Yes, I do. Elie, on pro forma 12/31/04 we will have a total debt before any refinancing or anything of $115.4 million. We project cash to be at approximately $36.9 or $37 million and net debt to be $78.5 million.

Elie Radinsky:	Okay. Then EBITDA off that would be about $44 million?

Brad Hummel:	Yes, that is correct.

Elie Radinsky:	What are your thoughts about using all of this excess cash flow that you are having? Are you reinvesting in any of the business, getting to a new business? Investing in HIFU or I mean obviously your capital commitments are very modest here at under $9 million.

Brad Hummel:	We believe that it is prudent to continue our efforts to first lower the overall cost of deployed capital. Secondly, deliver when we can and when appropriate and obviously we like the aspect of dry

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powder. There will be opportunities to develop our business as they exist now. We think there will be opportunities to layer complementary businesses in place so I think that the free cash flow we create will be put to use with providence.

Elie Radinsky:	So are you announcing new credit facility or are you still working on that? Or has that been announced yet?

Brad Hummel:	Today I am going to go no further than to say what I said in the comments, which is we have a facility in place that will allow us to execute the merger. You can assume that means that the defaulting debt, which is only the senior facility at Healthtronics can be sufficiently absorbed into a credit facility, either one that we have or one that we would put in place. Obviously we are exploring a number of alternatives and there are indeed a number of alternatives available to us particularly given the new metrics that I described and the prospect for these new leverages.

Elie Radinsky:	Okay. Then lastly, I am not an expert in Healthtronics’ business but I do believe they have something for heel pain called OssaTron™ or something close to that. Is that going to be central to the company going forward?

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Brad Hummel:	Well, as I indicated before we like very much the orthopaedic lithotripsy business. It’s an enormous marketplace potential. They have made extraordinarily good progress. Several years ago if you would have heard me or if someone would have asked me, I would have been somewhat skeptical. I am in fact just the opposite now. I am a believer. There is also new indications and as we go forward one of the things that Dr. Wheelock and some of our other physician advisors will be working on is evaluating the application of these new indications and seeing just how much more we can broaden this market. It’s very interesting.

Elie Radinsky:	Exceptional. Well, congratulations and I am very happy for you guys.

Brad Hummel:	Thank you.

John Barnidge:	Thanks, Elie.

Operator:	We have Jack Ripsleen. Please go ahead.

Jack Ripsleen:	Hi. Brad, I had a quick question on just share count. You kind of touched a little bit upon this new credit facility so I am assuming, and correct me if I am wrong, this is an all-cash

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transaction based on the facility. Can you give us any indication of any sort of…if whether that’s right or what we should be thinking in terms of share count?

Brad Hummel:	No, it is an all-stock transaction.

Jack Ripsleen:	So what are you issuing in terms of stock?

Brad Hummel:	Healthtronics is issuing on a one-for-one exchange. The total outstanding shares post-transaction will be 33.3 million approximately.

Jack Ripsleen:	Okay, great. Thank you.

Brad Hummel:	The total value of the transaction is roughly, when taking into account debt, approximately a quarter of a billion dollars.

Operator:	We have Nicholas Aberle. Please go ahead.

Nicholas Aberle:	Yes, I wanted to quickly touch on the $10 million in synergy. You broke it down $3.2 and $4. Does that include or not include the potential synergies coming from the HMT transaction conducted at the beginning of this year?

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Brad Hummel:	The synergy number at $10 million we believe is a very, very doable number. It involves evaluating both of our businesses, SG&A, as well as manufacturing attributes. As I indicated in my comment, we are fortunate, I believe, now to evaluate a number of alternatives with respect to acquiring manufactured product. We have intellectual property in technology under our belt. We have an enormous distribution channel and I think the objective now is finding the best way to get the right product to market. We will continue the evaluation of what those products are, working with our physicians over the course of the next month and obviously we will be more specific with regards to where our synergies are coming from and what our specific synergy targets are. But for the moment, you can rest assured that we would not have projected $10 million without a strong sense of where it was coming from.

Nicholas Aberle:	What is the time frame with respect to that synergy, those synergies?

Brad Hummel:	Well, again, part of that depends on when we get closed. In the event that we have a fairly smooth process both from the regulatory standpoint and our filing standpoint, we should be able to effect a close sometime in the early third quarter. We will have a lot of

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synergy garnered by year end. I think that it’s appropriate for us to reserve comment on that until we get a little better view of the landscape with regards to executing the final agreement.

Nicholas Aberle:	Then maybe I was a little confused here with the metric you gave with respect to EBITDA. I thought it was $50.5 million. Or is that something else?

Brad Hummel:	No, it’s $50.4 million is what or $50.5. I think what you heard Mr. Radinsky speak to was netting out corporate expenses. The way that we have conventionally reported segment EBITDA is to give you a gross number to report each of the three business units that I have just described in terms of segment. We then will give you our capital expenditures on a quarterly basis and give you guidance for a future twelve. We can give you an idea of what our corporate overheads are. That gives you what we refer to as adjusted EBITDA. That adjusted EBITDA is net of minority interests and you can effect cash flow metrics and earnings metrics fairly readily from there and obviously we are available to answer any specifics you might have.

Nicholas Aberle:	Got it. All right, thank you. Then at the end of the day I mean in the long-run are there going to be significant effects on the pricing environment that’s coming from this (inaudible) consolidation?

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Brad Hummel:	I would expect no impact on the pricing market for a couple of reasons. First of all, pricing is fairly consistent company over company. There is a wholesale market and there is a retail market. We have described Prime’s migration from retail to wholesale over the course of our re-engineering period, which lasted some three years. There has been a shift over the same period of time at Healthtronics. We believe both of our businesses are fundamentally equity rebalanced and have enjoyed a very stable pricing environment in terms of lithotripsy.

The other thing that I would add is there is as well a CMS reimbursement for this under arrangements as provided in hospitals. The hospital out-patient payment system. That number is sufficiently above our average wholesale price that we believe provides an era of stability for us looking forward. So we do not expect much pricing move by virtue of the combination.

Nicholas Aberle:	Got it. All right. Thank you.

Brad Hummel:	You’re welcome.

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Operator:	Ben Stoller, please go ahead.

Ben Stoller:	Hi, Brad. It’s Ben Stoller. How are you?

Brad Hummel:	Good morning, Ben.

Ben Stoller:	Good. (Inaudible) off the desk. I would like to talk to you a little bit about Healthtronics. I know we have talked quite a bit in the past about the direction of the company. What type of due diligence have you done on Healthtronics and their financials and senior management and so forth just to make you comfortable that this was the right trip (inaudible)…for PMSI at this time?

Brad Hummel:	Well, first of all, I can say our due diligence was extensive. We have the good fortune of knowing a lot about the businesses and we have an equally good fortune of having knowledge of and shared experiences by virtue of trade association activity and industry contract of knowing the individual who managed the company. Furthermore, control due diligence, as we refer to it is especially important in an environment where we are both facing 404 certifications pursuant to Sarbanes-Oxley. The effort

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in this case involved a lot of staff work, it involved auditor reviews and discussions. We are very comfortable with our evaluation of the financial due diligence as well as the legal due diligence and the operational due diligence of the company. I can assure you that prior to fairness being an issue, there was a lot of work done and certainly I believe our board and I have no reason to believe their board did not take all of those things into very serious consideration when we made the decision.

Ben Stoller:	I understand. Thank you. In terms of the general strategy and the possibility of bifurcating the manufacturing business with a lithotripsy business. Has that accelerated now? Or what are your plans from bifurcating the two?

Brad Hummel:	Ben, you are referring again to this specialty vehicle business being separated from our healthcare unit. I spoke to that question a little bit earlier and I will say briefly what I said before. We like the optionality that this business provides us. We are very pleased with the contributions of our specialty vehicle business. We think there is more to be garnered in terms of contribution. John Barnidge and Phil Supple are leading a planned consolidation effort, which we anticipate will yield some $2 to $3 million of incremental EBITDA as we get into 2005. We see strengthening markets. At some point we may have to consider whether that business makes sense in the long run. But for the moment, we are happy with the platform we have.

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Ben Stoller:	I understand. Congratulations on doing a great job with PMSI and I am sure you will as a combined company. Thank you.

Brad Hummel:	Thanks, Ben.

Operator:	David Ginter, please go ahead.

David Ginter:	Hi. Excuse me. I was just reading an update and EDAP has a little news announcement here today on HIFU. I am wondering can you comment on the use of EDAP (inaudible) lithotripsy equipment and how you use that going forward?

Dr. Wheelock:	We do have an arrangement with EDAP to utilize their lithotripsy technology and we think there is a niche market for that here in the United States. We believe it will be a nice addition to our (inaudible) that we offered to our position partners and to hospitals and other medical facilities. So we will move forward with our plan to introduce that product in the United States and already are doing demonstrations and so forth with the technology. We do think that there is a niche for that particular product.

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David Ginter:	Could you also comment on HIFU? There is a lot of interest in the market to regards to that.

Dr. Wheelock:	Well, the American Urological Association just had it’s annual meeting and HIFU was one of the take-home messages from the AUA. I believe that HIFU will be a key product for the treatment of prostate cancer in the future. Again, we have to go through the FDA regulatory process on that. As I said, that’s probably a three to five-year process. But it is catching on rapidly in Europe. There is a high level of interest by urologists in the United States in HIFU and I think it will be an integral part of our offering to physicians and medical facilities in the future.

David Ginter:	Any chance of using that data that is in Europe for FDA approval?

Dr. Wheelock:	It will certainly be used to lay the groundwork for our investigational study. I have said this before. We are spending a lot of time now in setting up the study. The success of an FDA study in my opinion is kind of set on the front end. If we get the total calls that we think

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show the best attributes of the technology, then it will move forward very smoothly. So we are spending a lot of time making sure that our FDA application and the protocol that we have put in place is one that we can effectively prove our claims and I think we are doing a job on that. Of course there will be news on that coming as we move forward.

David Ginter:	Okay. Thank you and good luck with the merger.

Dr. Wheelock:	Thank you.

Brad Hummel:	Thank you.

Operator:	We have Mitra Ramgopal. Please go ahead.

Mitra Ramgopal:	Yes, good morning guys. I was just wondering if you could give us a rough sense in terms of the earnings accretion you expect in terms of looking at it from an annualized basis what it might do to EPS?

Brad Hummel:	I think what I would do rather than go specific on that is harking you back to the metrics I gave relative to EBITDA — $55 million of EBITDA prior to synergy, which we think migrate in at the rate of

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$10 million relative to the merger we are discussing today. You can as well devolve another $4 million that we have previously stated and confirmed our intent with regards to the Medstone acquisition. So this is a significant expansion of earnings as driven by the synergy potential of the transaction. We also will be giving more specific 2005 guidance as we emerge from our session three process later this year. But I think it is prudent to get through the effective merger and leave you right now with that which I think is a very encouraging and strong metric by itself.

Mitra Ramgopal:	Okay, thanks.

Operator:	We have Darryll Chan. Please go ahead.

Darryll Chan:	I have a question regarding the long-term debt capital ratio for (inaudible) applied to the merger and what your pro forma basis would be on the merger.

Brad Hummel:	Sure. Specifically, our funded debt to EBITDA at Prime stands at about 2.9 times presently. Our debt is principally related to $100 million of 8.75 high yield debentures. The debt on a funded debt to EBITDA on a post merger assuming the same debt constituency is 2.24. Now in that combined debt we would add about $22 million of

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senior debt from Healthtronics and each of us consolidates between $5 and $10 million of debt related to partnership activities. Now on that latter piece of debt our cash flow obligations are rata to our ownership in each of those partnerships. That is to say while we consolidate 100% of that debt, we are not necessarily obligated on cash flow dispensation to all 100% of it. So we are very comfortable with post combination debt leverages and as I indicated, I think we have a great deal of flexibility with regard to product and refinancing alternatives that will first lower the overall cost of our capital and perhaps define the kind of flexibility we would like going forward.

Darryll Chan:	Okay. I know that previously you supplied the net debt figure for the company moving forward. Could you just repeat that? I don’t think I got that very clearly.

John Barnidge:	I would be happy to do that for you. On a pro forma basis, net debt…total debt is going to be $15.4 million, cash grows go $36.9 million, the resulting net debt is $78.5 million.

Darryll Chan:	Okay, that’s fine. That’s all for me.

John Barnidge & Brad Hummel:	Thanks very much.

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Operator:	We have Greg Macosko. Please go ahead.

Greg Macosko:	Yes, thank you. I may have missed it. Could you tell me the reporting structure for management in the new consolidation?

Brad Hummel:	I sure can. Dr. Wheelock is going to serve as Chairman of the new company. Ken Shifrin, our current Chairman at Prime will serve as Vice Chairman. I will serve as CEO and President. John Barnidge will serve as Chief Financial Officer and James Whittenburg will serve as Vice President/General Counsel. Mr. Phil Supple will lead the manufacturing group for specialty vehicles. Dr. Joe Jenkins will be joined by Healthtronics colleagues in leading the urology group. Ron Gully from Healthtronics will lead the orthopaedic lithotripsy unit.

Greg Macosko:	Okay, good. Could you talk about any update or discussions regarding Siemens and does this impact that relationship in any way in terms of utilization and your expectations just for any additional relationships going forward?

Brad Hummel:	As I said before, I think that one of the things we enjoy is an opportunity to explore a number of manufacturing opportunities for

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our entire product portfolio. We would have discussions with a number of enterprises with respect to just how we position the new Healthtronics organization in terms of equipment acquisition and disposition.

Greg Macosko:	And could I understand the relationship with EDAP just a little more? Is there any manufacturing involved overseas or anything?

Dr. Wheelock:	This is Dr. Wheelock. Our relationship with EDAP is we have entered into a contract with them whereby we will introduce the HIFU technology to the United States. They will continue to manufacture the product in Lyon, France. We also have an opportunity to sell their lithotripter here in the United States, again, a product we think suits a certain niche market.

Greg Macosko:	Is that lithotripter approved for the United States? Any issues with FDA or anything?

Dr. Wheelock:	It is approved. It is already approved.

Greg Macosko:	Okay, thank you.

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Dr. Wheelock & Brad Hummel:	You’re welcome. Thank you.

Operator:	We have Salvatore Alternative. Please go ahead.

Sal Alternative:	Brad, I want to wish you guys the best of luck. You and John and Dr. Wheelock. It is a great merger and it just shows that when you believe strongly in something and work at it the way you guys have done, you deserve all the luck in the world. You know I am going to be behind you 100%. Good luck.

Brad Hummel:	Thank you, Sal. We very much appreciate that.

John Barnidge:	Thanks, Sal.

Dr. Wheelock:	Amen!

Sal Alternative:	Okay. I would like one thing. Is there any possibility that you could send me sometime in the near future — some material about HIFU?

Brad Hummel:	Yes, we could.

Sal Alternative:	Okay, appreciate it. Look forward to speaking to you fellows in the future.

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Brad Hummel:	Thank you, Sal.

John Barnidge:	Thanks, Sal.

Sal Alternative:	Bye-bye now.

Brad Hummel:	Bye.

Operator:	Greg Maynard, please go ahead.

Greg Maynard:	Hi. You touched on this a little bit earlier but could you just help us understand a little bit more about background and how you all came together and really why now you thought it was the right time to do this?

Brad Hummel:	Well, as I indicated before, we have known each other corporately, competitively through industry relationships for many years. It is a small community when you are looking at lithotripsy. What we saw now was the product of both companies having principally completed their re-engineering efforts and rebalancing the equity of the partnerships. We were for the last three years deeply involved in a restructuring. Healthtronics was first absorbing and

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rebalancing the acquisition of the litho group that they acquired from IHS. Once that clarified our economics, it was easier for us to look forward and project economies of scale and to project distribution attributes to we think affect a more disciplined marketplace in terms of equipment disposition. It also was an opportunity to bring a lot of good product and services to our physician partners today and those who we would like to have be our partners tomorrow. So it was a period of evaluating where each of the organizations were relative to that.

Greg Maynard:	Okay. So it sounds like it was really you were looking to expand your kind of market share here and this was the best way to go about it.

Brad Hummel:	We believe that it was an extraordinary way and I think indicative in the fact that if you look at the benefits as combining and the synergy potentials and what we believe that should do to cap and perception that it should be very valuable to our shareholders.

Greg Maynard:	Okay, thanks.

Operator:	We have Jung Park. Please go ahead.

BANK OF AMERICA SECURITIES	June 14, 2004

Jung Park:	Yes, hi. Can you go through the financial advisors were on this deal and what is the termination fee?

Brad Hummel:	Yes, the financial advisors to Prime Medical were Banc of America Securities. To help Healthtronics was Robinson Humphrey Sun Trust*. The specifics of the termination fee obviously would be spelled out in the 8-K that we will file today, but call for the ability of the companies to reevaluate the commitment of transaction if the stock prices fall below benchmarks that were set at the signing of the definitive agreement.

Jung Park:	Okay. You will be filing a merger agreement with all that information today?

Brad Hummel:	We certainly will, yes.

Jung Park:	Great. Are there any other regulatory approvals required by Hart Scott Rodino?

Brad Hummel:	We do not believe so.

Jung Park:	Great. Thank you.

BANK OF AMERICA SECURITIES	June 14, 2004

Brad Hummel:	You’re welcome.

Operator:	I show no more questions at this time.

Brad Hummel:	I would like to thank everybody who joined us today. Should you have any further questions, please feel free to contact the company. I think that all of us are very excited about the prospects of this and we look forward to visiting with you in the near future as we progress towards getting this business concluded and marching down the road.

Dr. Wheelock:	Thank you very much.

Operator:	This concludes your conference call. Thank you for participating. You may now disconnect.

*	Please Note: Proper names/organizations spelling not verified.

C9236743/5490

Job #: C1962097

DT: 06/14/04

INVESTOR NOTICES

This transcript includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this transcript that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	future financial performance, and

•	other matters which are discussed in Prime’s and HealthTronics’ filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control.

Subject to clearance from the U.S. Securities and Exchange Commission, HealthTronics plans to file a Registration Statement on Form S-4, that will include a joint proxy statement/prospectus of Prime and HealthTronics containing information about the proposed merger and related matters. Stockholders are urged to read the joint proxy statement/prospectus carefully, as it will contain important information that stockholders should understand before making a decision about the merger. The joint proxy statement/prospectus (when it is available), as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus, when available, and Prime’s and HealthTronics’ past and future SEC filings will also be obtainable, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin, Texas 78746 (with respect to Prime’s filings) and from Martin J. McGahan, HealthTronics Surgical Services, Inc., 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062 (with respect to HealthTronics’ filings).

Prime, HealthTronics, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and HealthTronics in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement on Form S-4 when it is filed with the SEC. In addition, information regarding such persons and their interests in Prime and HealthTronics is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.